Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WebTez, Inc.
1673 Donlon St, Suite 202
Ventura, CA 93003
https://www.modvans.com/

Up to $1,069,994.45 in Class B Non-Voting Common Stock at $5.95
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WebTez, Inc.
Address: 1673 Donlon St, Suite 202, Ventura, CA 93003
State of Incorporation: GA
Date Incorporated: February 15, 2012

Terms:

Equity

Offering Minimum: $9,996.00 | 1,680 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,994.45 | 179,831 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.95
Minimum Investment Amount (per investor): $101.15

The Company and its Business

Company Overview

ModVans is a Recreational Vehicle (RV) manufacturer based in Ventura, CA. Our focus is on the fastest growing RV segment, Class B RVs. ModVans is an RVIA member and is listed in JD Power's NADA Guides. Our model CV1 camper van is a mass production, multi purpose "soccer mom" compatible RV with good MPG, easy driving, safe and comfortable 2nd row seats with sleek styling for mass market appeal. Our goal is to acquire a percentage of minivan, SUV and pickup truck sales, currently worth over $900 billion/year in the US.

Competitors and Industry

Our biggest direct competitors are Sportsmobile and Colorado Camper Vans. Both companies charge more for fewer features (based on public web site data), have long waiting lists (based on ModVans survey) and, in our opinion, use inferior materials, designs and manufacturing techniques. Most of our initial customers initially contacted both of these companies and ultimately selected ModVans. We believe, the ModVans CV1 is smaller, lighter, easier to drive, more versatile and much less expensive than traditional Class B RVs such as those made by Airstream and Winnebago.

Current Stage and Roadmap

ModVans completed the prototype of its model CV1 camper van in July of 2017. In July of 2018, ModVans established product/market fit by selling over $2.4 million worth of CV1 RVs in 11 months with no money spent on marketing. In June of 2018, ModVans started customer deliveries of production model CV1. In July of 2018, ModVans became cash flow positive. ModVans is currently producing 1-2 CV1s per month.

The Team

Officers and Directors

Name: Peter J. Tezza II

Peter J. Tezza II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CEO
  Dates of Service: February 15, 2012 - Present
  Responsibilities: CEO

- **Position:** Director
  Dates of Service: February 15, 2012 - Present
  Responsibilities: Director

- **Position:** President
  Dates of Service: February 15, 2012 - Present
  Responsibilities: President

Other business experience in the past three years:

- **Employer:** Find My Path
  Title: CTO
  Dates of Service: January 01, 2015 - June 01, 2017
  Responsibilities: CTO

Other business experience in the past three years:

- **Employer:** Jibebuy
  Title: CEO
  Dates of Service: January 01, 2013 - January 06, 2017
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Tripwire
  Title: Engineering Manager / Consultant
  Dates of Service: January 01, 2009 - June 01, 2016
  Responsibilities: Engineering Manager / Consultant

Name: Laura L. Tezza

Laura L. Tezza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder and Director of Operations
  Dates of Service: October 13, 2017 - Present
  Responsibilities: Director of Operations

- Position: Director
  Dates of Service: October 13, 2018 - Present
  Responsibilities: Director

- Position: CFO
  Dates of Service: October 13, 2018 - Present
  Responsibilities: CFO

- Position: Secretary
  Dates of Service: October 13, 2018 - Present
  Responsibilities: Secretary

Other business experience in the past three years:

- Employer: KMJ Accounting Services
  Title: Associate
  Dates of Service: January 01, 2017 - October 13, 2017
  Responsibilities: Accounting for KMJ clients

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non Voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each

investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the RV industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

All of the Class A Voting Common Stock is held by Peter Tezza and Laura Tezza. The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that ModVans model CV1 is a good idea, that the team will be able to successfully market and sell the product, that we can price the product accurately and sell and deliver enough units that the Company will succeed. The company just began producing 2 RVs a month in October 2018, the company has recognized revenue without delivering RVs, inability to fulfill orders for pre-sold RVs could result in negative publicity, the company has outstanding debt liabilities such as the loan from Newtek and expects to incur significant increases in expenses as it ramps up operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks associated with manufactured products
The Company manufactures recreational vehicle products that have the potential to be involved in injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right. Investor funds will be returned if the target amount is not reached by the offering deadline.

Liquidation Events

In the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is dependent on outside government regulation such as the DOT and FMVSS and other relevant government laws and regulations. The laws and regulations concerning the selling of our product maybe be subject to change and, if they do, the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product therefore your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
P.J. Tezza	1,564,000	Class A Voting Common Stock	97.75
Laura L. Tezza	36,000	Class A Voting Common Stock	2.25

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 179,831 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 1,600,000 with a total of 1,600,000 outstanding.

Voting Rights

Each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings.

Material Rights

Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

Class B Non-Voting Common Stock

The amount of security authorized is 900,000 with a total of 500,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The amount of security authorized is 900,000 shares. 500,000 shares are committed, but not issued to an incentive pool for directors, advisors, officers and key employees. 400,000 shares are committed, but not issued to be sold via Regulation Crowdfunding

or any other legal means to raise capital for the The Company's current expansion plan. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $160.00
  Number of Securities Sold: 1,600,000
  Use of proceeds: This money was used to purchase equipment, for working capital and for cost of goods sold.
  Date: October 15, 2018
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

WebTez, Inc. doing business as ModVans, operates as a recreational vehicle (RV) manufacturer. The company manufactures an RV model under the name CV1. The CV1 includes features such as solar charging system, pure sine wave inverter / chassis generator, extra large 2 burner propane stove, deep undermount sink, 3 cubic foot, high efficiency, compressor based refrigerator, toilet, dedicated house battery system, rooftop air conditioner, electric heater, propane heater, LED lighting system, propane system and fresh water system.

Historical results and cash flows:

ModVans sales of apx. $2.5 million/year are currently limited by production capacity. The Company plans to sell $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month, representing sales of apx. $10 million/year. Once the capital is funded, the Company believes it will take approximately 12 months to complete the production capacity expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

ModVans has apx. $100,000 cash on hand and accounts receivables of apx. $900,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company plans to sell $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

ModVans is currently cash flow positive. The funds from this campaign are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
The funds from this campaign are not necessary to the operation of the company.

How long will you be able to operate the company if you raise your maximum funding goal?
The funds from this campaign are not necessary to the operation of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

ModVans does not have any firm plans to raise additional capital or take on additional debt at this time.

Indebtedness

- **Creditor:** Newtek
  Amount Owed: $260,802.00
  Interest Rate: 2.75%
  Maturity Date: November 22, 2027

- **Creditor:** Peter J. Tezza II
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2027

Related Party Transactions

- **Name of Entity:** Dale C Leonard
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan from shareholder for $15,000
  Material Terms: No interest or maturity date

- **Name of Entity:** Dale Leonard Jr.
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan from shareholder for $60,000
  Material Terms: No interest or maturity date

- **Name of Entity:** Laura Tezza
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan from shareholder for $5,000
  Material Terms: No interest or maturity date

Valuation

Pre-Money Valuation: $12,495,000.00

Valuation Details: We set our valuation at 5 X our first year revenue of $2,400,000. Here are some comparable companies on StartEngine. Atlis Motor Vehicles: Pre-prototype (traction based on free reservations) with a valuation of $3,900,000. Cityfreighter: Pre-prototype with $5,000,000 valuation. xCraft $590,000 revenue, cash flow negative, $1,160,000 liabilities and a valuation of $6,000,000. Golfboard $3,240,000 revenue, cash flow negative, $3,300,000 liabilities and a valuation of $8,000,000. Then GeoOrbital with $1,800,000 sales, early customer deliveries and $10,000,000 valuation. Our closest comparable is GeoOrbital. According to campaign documents, they had 1 year sales of $1.8M, gross profit margin of 24% and TAM of $15M. This compares with ModVans sales of $2.4M, gross profit margin of 33% and TAM of $900B.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  50.0%
  Design and build molds for interior wall panels to speed up interior finishing.

- *Operations*
  44.0%
  Purchase chassis and parts for pre-sold RVs.

If we raise the over allotment amount of $1,069,994.45, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  5.0%
  Design and build molds for interior wall panels to speed up interior finishing.

- *Operations*
  89.0%
  Increase production capacity from 2 RVs/month to 10RVs/month by adding 3-4 assembly teams. Purchase chassis and parts for pre-sold RVs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.modvans.com/ (https://www.modvans.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/modvans

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WebTez, Inc.

[See attached]

WEB TEZ, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017 Restated

Web Tez Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

To the Board of Directors of
WebTez, Inc
Fremont, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of WebTez, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017 Restated, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017 Restated, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marko Glisic, CPA
Los Angeles, California
04/24/2019

Marko Glisic, CPA

WEBTEZ, INC
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
ASSETS		
Current Assets		
Cash and Cash Equivalents	54,684	99,533
Account Receivables	909,595	311,848
Other Current Assets	63,048	63,048
Total Current Assets	1,027,326	474,429
Fixed Assets		
Property and Equipment, net	18,679	21,792
Total Non Current Assets	18,679	21,792
TOTAL ASSETS	$ 1,046,005	$ 496,220
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Current SBA Loan	21,863	
Due to Shareholders	80,000	-
Total Current Liabilities	80,000	-
Non-Current Liabilities		
SBA Loan	260,802	280,490
Total Non-Current Liabilities	260,802	280,490
Total Liabilities	340,802	280,490
Equity		
Class A Voting Common Stock, par value $0.0001 1,600,000 shares authorized, issued and outstanding	160	160
Class B Non Voting Common Stock, par value $0.0001 900,000 shares authorized, none issued and outstanding		
Additional Paid In Capital	5,714	4,970
Distributions	(263,226)	(315,525)
Retained Earnings	526,125	354,201

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Net Income	436,430	171,925
Total Equity	705,203	215,730
TOTAL LIABILITIES & EQUITY	$ 1,046,005	$ 496,220

WEBTEZ, INC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
Revenue	$ 1,354,069	$ 370,621
Cost of Goods Sold	561,657	99,758
Gross Margin	792,412	270,863
Expenses		
Advertising and Marketing	1,925	1,428
General and Administrative		
Expenses	330,525	60,688
Research and Development	-	-
Total Expense	332,450	62,116
Operating Income/(Loss)	459,963	208,747
Depreciation Expense	(3,113)	-
Non Operating Expenses		
Other Expense	-	(36,337)
Interest Expense	(20,422)	(490)
Other Income	2	5
Total Other Income (Expense)	(20,420)	(36,822)
Income Tax	-	-
Net income/(Loss)	$ 436,430	$ 171,925

WEB TEZ, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	Class A Common stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
December 31, 2017	1,600,000	$ 160	-	$ -	$ 4,970	$ 210,600	$ 215,730
Contribution	-	-	-	-	53,043	-	53,043
Distribution	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	436,430	436,430
Balance at December 31, 2018	1,600,000	$ 160	-	$ -	$ 58,013	$ 647,030	$ 705,203

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

WEBTEZ, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
Cash flows from operating activities		
Net income	$ 436,430	$ 171,925
Depreciation	3,113	-
Amortization	-	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Account Receivables	(597,747)	(287,941)
Inventory	-	-
Other Current Assets	-	(63,048)
Net Cash Provided By Operating Activities:	**(158,204)**	**(179,064)**
Cash flows from Investing Activities		
Purchase of Fixed Asset	-	(21,792)
Purchase of Intangible Asset	-	-
Net Cash used in investing activities	**-**	**(21,792)**
Cash flows from Financing activities		
Note Payable Borrowings	80,000	-
Newtek SBA Loan	(19,688)	280,490
Contribution	53,043	19,700
Net cash received from financing activities	**113,355**	**300,190**
Net (decrease) increase in cash and cash equivalents	(44,849)	99,335
Cash and cash equivalents at beginning of period	99,533	198
Cash and cash equivalents at end of period	**$ 54,684**	**$ 99,533**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

WebTez, Inc. was formed on February 15, 2012 ("Inception") in the State of Georgia. The financial statements of WebTez, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ventura, California.

WebTez, Inc. doing business as ModVans, operates as a recreational vehicle (RV) manufacturer. The company manufactures a recreational vehicle (RV) model under the name CV1. The model includes features such as solar charging system, pure sine wave inverter / chassis generator, extra large 2 burner propane stove, deep undermount sink, 3 cubic foot high efficiency, compressor based refrigerator, toilet with privacy closet, dedicated house battery system, BTU rooftop air conditioner, electric heater, propane heater, LED lighting system, propane system, fresh water system, and black water.

NOTE 2 – RESTATEMENT OF 2017 FINANCIAL RESULTS

The company has restated its previously reported financial statements as at and for the year ended December 31, 2017 and related disclosures. The restatement of the company's financial statements followed an independent review of the year 2018 financial statements. During that review, it was identified that the 2017 equity did not properly rollforward to 2018, causing the company's management to restate the 2017 financial statements because of errors in the accounting system. The effects of the restatement, including the correction of all errors identified by the company's management are reflected in the company's financial statements and accompanying notes included herein. The total cumulative impact of the restatement through December 31, 2017 is to decrease shareholders' equity by $6,405. The $6,405 total cumulative impact on shareholders' equity as at December 31, 2017 comprises a decrease in retained earnings in the amount of $6,405, resulting from a decrease of net income in 2017 by the amount of $286,068.

The corrections to the 2017 financial statements relate to:
1. Adjustments to sales, primarily due to incorrect dates (dates were time of data entry rather than time of transaction)
2. Added missing bank accounts (PayPal, savings and ModVans checking)
3. Reclassified income and expenses to better align with our business as we transitioned from consulting and web hosting to RV manufacturing.
4. Properly entered SBA loan proceed transactions to account for fees, direct payments to vendors and interest.

The following table summarizes the changes made to the December 31, 2017 balance sheet.

	As Reported	Adjustment	As Restated
Cash and Cash Equivalents	$ 392,773	$ (293,240)	$ 99,533
Account Receivables	$ 427,430	$ (115,582)	$ 311,848
Other Current Assets	$ -	$ 63,048	$ 63,048
Property and Equipment-Net	$ 47,311	$ (25,519)	$ 21,792
Intangible Assets- Net	$ 10,348	$ (10,348)	$ -
Total Assets	$ 877,862	$ (381,641)	$ 496,220
Due to Shareholders	$ 76,652	$ (76,652)	$ -
Total liabilities	$ 357,142	$ (76,652)	$ 280,490

The following table summarizes the changes made to the December 31, 2017 statement of operations.

	As Reported	Adjustment	As Restated
Revenues	$ 641,380	$ (270,759)	$ 370,621
Cost of Goods Sold	$ 82,535	$ 17,223	$ 99,758
Total Operating Expenses	$ 100,857	$ (38,251)	$ 62,606
Other Expenses	$ -	$ 36,337	$ 36,337
Net Income	$ 457,992	$ (286,068)	$ 171,925

The following table summarizes the changes made to the December 31, 2017 statement of cash flows.

	As Reported	Adjustment	As Restated
Operating activities	$ 144,815	$ (323,879)	$ (179,064)
Investing activities	$ (32,731)	$ 10,939	$ (21,792)
Financing activities	$ 280,490	$ 19,700	$ 300,190

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 the Company carried receivables of $909,595.

Inventory
The Company has no inventory. Since 2017, the company has been in research and development mode and has not yet started customer deliveries and therefore had no inventory.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, a property and equipment in the amounts of $21,791.64, with accumulated depreciation the amounts of $3,113.03 for both 2018 and 2017 respectively.

Category	Useful Lives
Equipment	7 years

Intangible Assets-Patent
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. As of December 31, 2018, the company has no intangible assets.

Revenue Recognition
The Company will recognize revenues primarily from the sale of recreational vehicles model when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company with the consent of its shareholders, has elected under the Internal Revenue Code to be an S-corporation. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on

their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company signed a long-term loan with Newtek on November 21, 2017 and matures in 10 years. The loan is a Small Business Administration guaranteed loan in the amount of $280,000. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing. The following is a summary of principal maturities of long-term debt during the next five years. As of December 31, 2018, the loan has an outstanding balance of $260,802. The following is a schedule of future maturities:

Year	Principal
2019	$ 21,863
2020	23,278
2021	24,899
2022	26,633
Thereafter	164,129
Total	$ 260,802

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company has a lease for its office space. The lease is a three-year lease with 3 consecutive options for 3 additional years each which is required by SBA. The base rent will increase by 4% each year in October.

The following is a schedule of future minimum payments required for the first 3 years.

Year	Future Commitment
2018	$ 24,166
2019	25,132
2020	26,135
Total	$ 75,432

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of two classes of shares with $0.0001 par value that consists of 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock.
As of December 31, 2018, 1,600,000 shares of Class A common stock are issued and outstanding for a consideration of $160 and none of Class B voting common stock have been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2018, the company has loan from its shareholders in the total amount of $80,000. The loan has no interest charges.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 24, 2019, the issuance date of these financial statements.

As of March 6, 2019, of the company issued 1,000 shares of Class B Non-Voting Common Stock at a price of $5.95 to crowdfunding investors.

As of April 17, 2019, of the company issued 29,024 shares of Class B Non-Voting Common Stock at a price of $5.95 to crowdfunding investors.

The company management plans to submit the forms to change its IRS classification from an S-Corporation to a C-Corporation for calendar year 2019 due to the requirements for the Regulation Crowdfunding equity sale.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Start Investing   Edit My Campaign   Diana C. ▾

ModVans is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

12
Hours Left

584
Investors

$317,926.35
Raised of $10K - $1.07M goal

► PLAY VIDEO

ModVans
Modern & modular camper vans

● Regulation Crowdfunding   🏠 Ventura, CA   🔖 Transportation   🌐 Accepting International Investment

Invest Now   ❤
$101.15 minimum investment

Overview   Team   Terms   Updates   Comments   **Share**

Modern, Modular, Multipurpose Vehicles

Invest in ModVans

A smart alternative to owning three separate vehicles for family, work, and play. ModVans CV1 is the superhero of campervans, hauling kids to and from soccer practice by day and road-tripping by night, it's a cargo van for work during the week and living space for play on weekends; it's an adventure van that doubles as a daily driver.

Originally built for personal use by our founders, Laurie and PJ Tezza, **the prototype CV1 quickly caught the attention of countless adventure seekers eager for an alternative to RVs.**

Since our launch in 2017, **ModVans has sold over $3.7 $2.4 million worth of CV1s and achieved positive cash flow with virtually no money spent on marketing or sales.** That's some remarkable organic growth! ModVans is RVIA certified, and we have been delivering CV1s to happy customers since June 2018.

Market response to the ModVans CV1 has been so phenomenal that production cannot meet demand. We want to meet that demand head on! Rather than make people wait for years as we bootstrap our way to expansion, we decided to launch this crowdfunding campaign so we can scale our existing production model more rapidly. **O**ur **immediate goal is to increase sales to $10 million per year within the next 12 months.** Our long-term ambition is to disrupt the estimated $900 billion per year combined market for Class B RVs, minivans, SUVs and pickup trucks.

Sources: GoodCarBadCar. Market Size Projection based on GoodCarBadCar 2017 USA units sold times the average CV1 sale price of $88,000.

"Individually, we are one drop. Together, we are an ocean." -Ryunosuke Satoro





ModVans Needs You!

"Individually, we are one drop. Together we are an ocean." - Ryunosuke Satoro

Channeling the power of many will mean the difference between making a ripple in the motor vehicle industry and hitting it like a rogue wave. We need your investment to create that surge. Come ride the wave of success with us!

2017 USA Sales (units sold)



484,618   5,249

2,822,838

SUVs

TRUCKS

The ModVans vision is to deliver adventure on demand! We want to win the hearts of adventurers and soccer moms alike. We want people to choose our multi-purpose camper van as their next minivan, pickup truck, SUV, or RV. We want them to be inspired to explore the great outdoors and get to work in comfort and safety. **To achieve this vision we must be able to meet customer demand.**

With currently estimated delivery dates more than a year out, the biggest obstacle to revenue growth is limited production capacity.



MINIVANS

CLASS B RVs

7,326,399

Your investment will fund expansion and help us meet our short-term sales goal of **$10 million per year.**

Beyond the $10 million per year plan, **ModVans is plotting a course to disrupt the multi-billion-dollar family and work vehicle market.**

Market Size

We estimate the combined US market value for minivans, pickup trucks, SUVs and RVs is over $900 billion/year.

With safe, comfortable seating for 5+ and removable RV components, the ModVans CV1 is a **full-featured camper van, family van and work van all in one.**

Over the last two years, **we have discovered that the target market for our ModVans CV1 is adventurers of all ages from every state in the nation!** Single women and men of all ages, families of all ages, and couples of all ages; everyone is excited about what we offer- an agile, adaptable, affordable adventure vehicle!

We often hear comments like these: "We have been looking for the right vehicle for years!" "We have been waiting for something like this to come on the market!" "We have been looking for you!" "We have been *dreaming* of you for a long time!"

Source: *Market Size Projection based on GoodCarBadCar 2017 USA units sold times the average CV1 sale price of $86,000.*



The Offering

Investment

$5.95/Class B Non-Voting Common Stock | When you invest you are betting the company's future value will exceed $13.5M.

Why Invest in ModVans?

With $3.7 million in revenue, no sales costs and positive cash flow, you may be wondering why ModVans needs investors. We get this question a lot!

The answer is a matter of math and timing.

We aspire to the success story of Grand Design RV. **In 2016, after only four years in business, Grand Design was acquired by Winnebago for approximately $500 million.** To achieve this valuation, Grand Design was building 6,000 RVs per year. That's a lot of RVs!



We think ModVans has the potential to be even bigger! Were ModVans to invest 20% of every sale into production capacity at our current pace, it would take years to reach 6,000 vehicles per year. That's not nearly fast enough to achieve the growth of which we believe ModVans is capable of

Apart from matters of math and timing, ModVans wants to channel the "power of the crowd."

Consumers actively seek us out. We have produced and delivered CV1s to more than 20 happy customers. **We are grateful to and inspired by family, friends, fans, and customers who have invested financially in our success and excitedly share our story!**

A regulation crowdfunding campaign is the simplest, quickest way for us to offer equity to all, whether you are an accredited or non-accredited investor. Another unique benefit of crowdfunding is that every investor becomes a brand ambassador. Help us channel the power of many: **become a ModVans investor today and join us on our drive to disrupt and erupt!**



Why Now?

We believe that over the last decade, changing consumer tastes and financial conditions have forced rapid and drastic changes in the



auto industry. Consumers are no longer satisfied with a basic car that gets them from point A to point B: The best selling vehicle in the US is the aluminum bodied Ford F150 pickup truck, every manufacturer has a deep lineup of crossover SUVs, and some auto manufactures now say that traditional cars are no longer worth building.



Auto manufacturers that have invested in R&D to keep pace with this paradigm shift are reaping the rewards in a market for vans, trucks and SUVs that continues to grow.

The RV market has experienced even more growth than the automobile industry over the past decade. We believe this growth has shielded RV manufacturers, who continue to double down on the "bigger with more amenities" strategy.



But change is coming as demographics of mainstream RV buyers shift from baby boomers to millenials. The beginning of this shift is evidenced by the fact that smaller, Class-B RVs are now the fastest growing motorhome market segment.

We believe that people want an adventure vehicle that isn't limited to their old conceptions of an RV as a bulky house on wheels. They want something with more potential. Today's buyers are searching for new experiences. They want performance, practicality, and the ability to indulge their passions for adventure.

They want ModVans.

ModVans is on the cutting edge of vehicle design, and our modular CV1 camper van is just the start. **With your help, we can disrupt the auto and RV industries.**

What is ModVans?

ModVans is a new multipurpose vehicle manufacturer with a line of modern, modular vans built for family, work, and play. The ModVans CV1 blends the versatility of a van with the durability of a truck and the comfort of a passenger vehicle. Our CV1 boasts these unique elements:

- Full-featured camper van
- Strong, lightweight, modular components make for true multi-purpose vehicles
- Modern and sleek designs
- Easy-to-drive Ford Transit chassis with industry-leading power and fuel economy
- Safe and comfortable seating for up to seven passengers
- Commitment to top quality and safety standards
- Online customization and reservation system
- Affordable for families - available RV financing



We believe that other RVs on the market today neglect the wants and needs of today's buyers as well as recent advances in materials and manufacturing processes. ModVans brings an innovative strategy to this industry - a distinctive multi-purpose vehicle that replaces the need to own separate vehicles for work, life and play.

Investing in ModVans now is your best opportunity to invest in a revolutionary vision for the future of transportation.



What Does ModVans Offer?



Our premier model, the model CV1, is the first in a planned line of many vehicles. It is a full-featured camper van, passenger vehicle and work truck all in one. It features removable, modular components that allow owners to adjust the layout to their activities. The base conversion is a lightweight 1150 lbs. Critically, the CV1 is based on the low-roof, medium-length Ford Transit chassis, making it affordable, easy to drive, easy to park, and serviceable by any Ford dealer.

The base model CV1 includes all these standard features:

- Pop-up top
- Safe, comfortable, leather covered seating for up to seven
- Two large and comfortable removable beds





- Touchscreen stereo / GPS
- Strong, lightweight, removable storage cabinets
- High-efficiency refrigerator
- Rooftop A/C
- Furnace
- Propane system
- 2000-watt inverter
- Two-burner stove
- Sink
- Water systems
- LED lighting
- Powerful, fuel efficient V6
- Heavy-duty towing package

These are some popular CV1 options:
- Powerful, twin turbo EcoBoost engine
- Ford factory AWD
- Aftermarket 4x4 conversion
- All-around windows with privacy Glass
- Powered, heated front seats
- 300-watt solar charging system
- Powered awning
- Power running boards
- Outdoor shower
- Third-row seats

A complete list of options and customizations and detailed descriptions of design features is available on the ModVans website.

The ModVans Customer Experience

When they found us, most of our customers had been actively searching for a vehicle like the CV1 for months or even years. Here are some typical quotes gathered from our customers:

Q: How long did you search for a camper van before selecting ModVans?

A: *We have been researching online for about three years and waiting for smaller camper vans to be released on the market.*

Q: How long did you search for a camper van before selecting ModVans?

A: *1.5 - 2 years*

Q: How long did you search for a camper van before selecting ModVans?

A: *We have admired from afar for years, but then began searching earnestly for a van or builder at the beginning of August [6 months].*

We first connected with buyers through $5 ads on Craigslist. Response to our offering was so sensational that we stopped all paid advertising after only a month.
For the last 12 months, all sales have come from unpaid organic growth via Google searches, customer referrals and mentions online and in the press.



The ModVans website provides detailed information, photos and videos about the CV1. In addition, potential customers often call or email with questions or schedule in-person demos. We make every effort to respond to all inquiries promptly and personally.

Once customers decide the ModVans CV1 is right for them, they can select options, order customizations, and make a deposit to secure the reservation all online using our website. Based on options selected and our current production schedule, the reservation system automatically provides an estimated delivery date.

When a new reservation is made, the ModVans team contacts the customer via email to confirm selections and make any requested changes. A sales order is generated and electronically signed. The sales order contains all customer selections and converts the customer's reservation payment into a non-refundable deposit.



With the sales order and deposit secured, ModVans orders the customer's Transit chassis from Ford, which takes about 12 weeks to arrive at our factory from the Ford assembly plant. When the Transit arrives at ModVans, our production team begins the conversion.

The CV1 conversion uses over 300 parts, including off-the-shelf parts, which are ordered from various manufacturers and distributors, and custom parts, such as the pop-up top and cabinets, which are manufactured in-house by ModVans.

While the customer's CV1 is being built, we work with the customer to finalize payment or financing and travel arrangements. Most customers come to the ModVans factory to take delivery of their CV1 so they can meet us in person, receive hands-on training, and start their new adventure from beautiful Ventura, California.



Why Customers Choose ModVans



Competition



ModVans stands out from the competition in 4 areas:

Versatility, Design, Price, and Modern Manufacturing:

   

Versatility: With safe, comfortable seating for up to seven and removable RV components, the ModVans CV1 is the only available modular, full-featured RV/camper van, family van and work van all in one. Our pop-up top roof adds space without the loss of driveability, maneuverability and parkability. Every CV1 comes standard with a long list of RV features including five-passenger seating and two large, comfortable and removeable beds.

Design: The ModVans CV1 uses strong, durable and lightweight materials, such as aluminum and composite panels rather than cheaper, heavier materials used by other manufacturers. We combine these materials with clean, modern design principles made popular by brands such as Apple.

Price: With an MSRP of $85,000, the CV1 is priced well below the competition. Traditional Class-B RVs, such as those from Airstream and Pleasure-Way, cost well over $100,000. Direct competitors, such as Sportsmobile and Colorado Camper Vans, charge more for fewer features, have, in our opinion, outdated designs, and don't offer a complete RV financing solution. ModVans created and maintains our price advantage by using mass and automated manufacturing, low overhead and a relentless pursuit of best-in-class parts and materials at the best prices.

Modern Manufacturing: ModVans built a set of "modules" that can be mass produced. Every custom ModVans part starts with a 3D CAD model. Computer Automated Manufacturing (CAM) with automated routers, molded parts, and computer designed templates ensure consistent quality at lower prices. ModVans plans to expand its use of automation with materials handling and industrial robots for cutting, drilling and welding.

Source: *ModVans 2018 Survey of US RV Manufacturers*

In addition to being less expensive and easier to purchase than other RVs, ModVans CV1 owners save even more money over time. First and foremost, there is no need to own three separate vehicles for work, family, and play.

Traditional RVs guzzle gas, are expensive to maintain, expensive to store, and expensive and time consuming to service. Campsite spaces for large RVs are more expensive and much more limited in availability (the CV1 can fit in almost any campsite parking space).

As a daily driver, the ModVans CV1 requires no special storage, fits in standard parking spaces, and gets good gas mileage. Ongoing maintenance is easy, too, as the Transit chassis can be serviced at any Ford dealership.

"Outdoor recreation makes up 2.2 percent of U.S. GDP, generating $778 billion in gross output and supporting 5.2 million jobs."

https://www.rvia.org/news-insights/new-government-report-reaffirms-outdoor-recreations-role-significant-economic-driver



ModVans CV1 4x4 Demos In Tahoe And Los Angeles

about 2 months ago

ModVans CV1 4x4 demo in Tahoe next weekend!

ModVans will be exhibiting at the following shows coming up soon:

- Sept 7-8: Lake Tahoe Adventure Van Expo
- Oct 4-13: Los Angeles California RV Show

We would love to meet you in person! We will be showing off lots of options such as 4x4, awning, outdoor shower and maybe a few previously unseen features.

Hope to see you there!


ADVENTURE VAN EXPO

N. LAKE TAHOE   DILLON, CO   BIG BEAR LAKE   MT HOOD   ABOUT

N. Lake Tahoe, CA

Homewood Mountain Resort
5145 West Lake Blvd
Homewood, Ca 96141

Saturday and Sunday, Sept. 7-8, 2019
Saturday: 10 a.m. to 5 p.m.
Sunday: 10 a.m. to 3 p.m.

*New DIY Van build contest Prizes going to the top 3 best overall.

*Also you can sell your van or rig at the show.

Click here to see what we have for sale.

*We are trying to keep the amount of dogs in the venue down-you will need a pass if you must bring yours.

Show is Free to the public, Scroll down to see all our vendors.
Come check out the incredible van builds, open house vans, vans, and more vans! But not just vans-4 Wheel Camper will be returning this year, with 3 rigs this time, as will Aluminess, Sportsmobile, Allrad4x4, Roambuilt, and more...there will be solar talks, demonstrations food and beer. We will be at the Homewood Mountain Ski resort on Tahoe's west shore.



PLEASE CLAIM YOUR FREE TICKET

BECOME AN EXHIBITOR

CALIFORNIA RV SHOW
About The Show   Explore The Show   Exhibitors   Sign Up For Updates

Tickets On Sale Now!



Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the ModVans offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Thanks RV Pro for a great, detailed article on ModVans!

2 months ago

The stats are a a bit out of date, but the article is fantastic. Check it out at https://rv-pro.com/features/modvan-updates-camper-van-concept



| ♠ | NEWS | FEATURES | VIDEOS | PRODUCTS | WEBINARS | SPOTLIGHTS | MAGAZINE |



ModVan Updates Camper Van Concept

AUGUST 21, 2019





Sometimes, the greatest innovations are born out of lessons learned – and that is certainly true for P.J. Tezza, creator of the ModVan.

by: Ronnie Wendt

Tezza's journey to invention began when his kids left home, and he and his wife, Laurie, planned a month-long road trip. They decided an RV presented a great opportunity for their adventure, so they purchased a used 26-foot Class C motorhome.

The trip was a huge success.

"We loved it!" Tezza says. "We liked being able to take our dogs, camp out on Forest Service roads, and go wherever we wanted without making hotel reservations."

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

MODVANS TOURS NEW ENGLAND WITH WHALEBONE MAGAZINE

3 months ago

Check it out here: https://whalebonemag.com/northeast-vanlife-adventure/



Road Testing the ModVans CV1 Demo Van

4 months ago

The ModVans team has been doing some real world testing of our awesome CV1 camper van lately. Having made several customer deliveries over the last year, chances of seeing a CV1 on the road or in the wild are getting more and more likely. Here's a photo from a recent trip to Pine Creek in the Eastern Sierras:

SHOW MORE UPDATES

Comments (74 total)

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Pin Osuji `6 INVESTMENTS` `INVESTED` a day ago

Thanks, as an investor, my interest is the growth and financial explosion of the company into a Unicorn, so I could make 10,000X plus whenever you went public or acquired. I authored: Pre-IPO And ICO Investment Handbook, on Amazon.
My comment said "governments" and not government of United States.

Further on this subject matter of "counterpart production outlet" could we continue the discussion on email?

> **PJ Tezza** - **ModVans** 2 hours ago
>
> All investors are welcome to contact us directly via phone or email. We are pretty easy to find:
> https://www.modvans.com/contact

Pin Osuji `6 INVESTMENTS` `INVESTED` 2 days ago

"O" thanks, you provided some extra detailed information. I am indeed familiar with the functioning business of franching. However, since the company is still at a startups stage, franchising could not help now.
My suggesting counterpart production outlet, would strictly part of in house partnership, using tax and other financial incentives offered by governments when you use their local production facilities that produce all their defense equipment designs; from fighting to luxury vehicles and others.
Anything that would add growth model with funding added features, since all want is take off on a solid foundation. You have a Marvelous design already.

> **PJ Tezza** - **ModVans** a day ago
>
> Thanks for the investment and suggestions! We have applied to some government funding programs and are considering others. The government program applications can be large and complicated. The results take a long time and are very uncertain - so far, the only program we have been approved for is the SBA loan program. At some point in the future we will be large enough to attract and negotiate incentives directly with cities as many large manufactures do.
>
> As far as I know, the government doesn't do a lot of manufacturing, but they use vendors and we are in contact with some of those vendors with plans to use some of their facilities for making molds and large scale composite parts. Working with vendors in general can be great way to quickly expand our capabilities with a minimal outlay of capital. On the other hand, many vendors are still stuck in the past and are slow.

Sagar Patel `43 INVESTMENTS` 3 days ago

Are you planning to close the campaign or extend it ??

> **PJ Tezza** - **ModVans** 3 days ago
>
> As discussed in the comments a bit below, we have a new video and some other updates to the campaign. So yes, we are planning to extend the campaign and use the new materials.

Pin Osuji `6 INVESTMENTS` `INVESTED` 15 days ago

I am so excited that my investment has been finalized. In my investment view the company has all the functioning of a motor company unicorn,! only issue is the production status.
I would like to provide highlight for counterpart production outlet, that would be cost free to the company. Everyone investor interested in the company wants to see upping production issues addressed soonest.

> **PJ Tezza** - **ModVans** 14 days ago
>
> By "counterpart production outlet", I think you mean franchising other companies to build and/or sell ModVans. We've talked to a couple of related businesses about franchising. The way we setup our supply chain and make parts via a CNC Router, it would be technically possible. A major challenge right now is that it takes a fair amount of skill and training to bring a new assembly or parts team member up to speed. Currently, we are using all our manpower for production and in-house growth. When we get the money we need to scale, we will need to use all our training resources in-house. If we got to a place where we could free up our team to train franchisees, then we would need to tackle the other challenges: how to find and sell to franchisees, how to make sure they are properly capitalized and staffed, how to protect our designs and other intellectual property (IP), how to ensure consistent quality, how they purchase chassis (our wholesale chassis agreements are non-transferable) and developing a franchise profit model. The business model behind franchising is quite a bit different than manufacturing. While we are in the startup phase with limited resources and a year long order backlog, maintaining focus is important.

> **PJ Tezza** - **ModVans** 14 days ago
>
> Thanks for your support and enthusiasm! We have a great plan for scaling production. The primary challenge now is almost entirely a matter of funding. As discussed in the comments below, now that we have now learned a lot more about RegCF and how the fundraising process actually works, we see that that we need to make some adjustments to our pitch materials. Our new video is complete and should launch any day now. Once this new video has been posted, we believe that the fundraising will accelerate, ideally allowing us to have raised the full amount around the time our first batch of 2020 chassis arrive. In the meantime, we are still in good financial condition, are still delivering CV1s to happy customers as quickly as possible and still selling CV1s faster than we can produce them.

---

kedrin edwards `1 INVESTMENT` 16 days ago

do you guys plan on paying dividends in the future??

> **PJ Tezza** - **ModVans** 16 days ago
>
> ROI for Investors
>
> Any time between now and about a year from now, there could be a simple exit with an early stage buyout. The early stage Airstream acquisition of Nest is a related example. In this case, investors would ideally net a small return that would, ideally, greatly outperform a similar investment in index funds.
>
> If no exit transpires over the next year, will continue to add production capacity as planned. When we reach 10 RVs/month, we believe we will have a $50 million company and plan to raise a Series A round to build a factory with higher levels of automation and much higher production capacity. Depending on the investors, a Series A round may provide an exit opportunity for early stage investors. Alternatively, an exit via acquisition at this stage would ideally give investors a 5-10x return. The Winnebago acquisition of Grand Design for $500m is a related example.
>
> With the money from Series A, we anticipate ramping production and building out our product line for the next year (2 years total) , to the levels necessary for either a small IPO, or, if demand continues to greatly outpace production capacity (a likely outcome), to raise a Series B round. The Series B round would build enough production capacity to make us a true vehicle manufacturer and lead to a large IPO, ideally within 2

more years (3-5 years total) and a "unicorn" (30x) level returns for investors.

In addition to the above traditional return possibilities, we believe the Regulation Crowdfunding movement (which is still new) will push entities such as StartEngine (our RegCF platform host) to offer easy to use market based trading opportunities in small Online Public Offering (OPO) shares (subject to the 12 month SEC rule) for our investors in the near future.

Like most early stage, high growth companies (such as Apple, Google, Amazon and Facebook in their early days), we do not plan to pay out dividends any time in the near future. All profits will be reinvested into growth.

---

kedrin edwards `1 INVESTMENT` 22 days ago

Have you guys ever thought about partnering up with car rental businesses like Enterprise??? Cause the only customers I see buying/owning this vehicle are those who work Travel Jobs and go on business trips but as for Vacation purposes, I only see this as a seasonal vehicle people can rent. I think you guys would make a lot more money through the car rental business especially during the summer season/winter season.

> **PJ Tezza** - **ModVans** 22 days ago
>
> Thanks for your suggestions. Although they both involve vehicles, the business model behind vehicle manufacturing and vehicle rentals is completely different. While I appreciate your concern about our ability to sell our vehicles to our target market, we have hard evidence, including over $3 million in signed sales orders with minimal marketing and 20 vehicles delivered to customers, that indicates that demand from buyers is very, very strong. Within both our 20 deliveries and upcoming signed sales orders, we have customers that have replaced or intend to replace a SUV, minivan or pickup truck with the CV1 as a daily driven vehicle. It is possible that there would also be strong demand for rentals, but we have our hands more than full with the vehicle manufacturing business and plan to stay focused on our current success with that business model at this time.

Neil Fraser `SE OWNER` `6 INVESTMENTS` 2 months ago

In a reply of yours to Matthew Scrabis (6 days ago) you said "We also see that we need to make some adjustments to our pitch materials. We just completed filming for a new campaign page video that we believe will be a better fit for our RegCF investor audience. Once this new video has been posted, we believe that the fundraising will accelerate, ideally allowing us to have raised the full amount around the time the first batch of 2020 chassis arrive. " That is what I was asking about when I asked about the timing of the updated investor info. It would be great to get an acceleration to the investments made as part of this campaign.

> **PJ Tezza** - **ModVans** 2 months ago
>
> The filming for a new campaign page video has been completed and is in the process of being edited. My best guess is that we are 2 weeks away from posting the new video.


(SHOW MORE COMMENTS)




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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi I'm PJ Tezza, CEO and Co-Founder of ModVans

Hi I'm Laurie Tezza, Director of Operations and Co-Founder of ModVans

Problem

We love to go on adventures, but we like to be close to what we're doing, so we don't want to stay in hotels or eat at restaurants.

Camping works, but it takes forever to pack, the ground is cold and hard, and I don't like leaving the tent in the middle of the night. Plus, we want a safe place to leave our dogs during the day.

We tried an RV. It was better than a tent, but it was hard to drive, it guzzled gas, it was inconvenient to service, and it was too big to park in the driveway so we had to pay to store it.

Solution

We started looking for something that solved all these problems. We wanted a vehicle that we could drive every day, got decent gas mileage, had room for all our kids and gear, and had RV features, like a toilet, refrigerator, stove, sink and and heater.

We couldn't find what we were looking for so we decided to build it ourselves. Everywhere we went, people asked about our van so we decided to create a website to see if we had a viable business idea. We got so many orders the first month that we turned off the advertising and the rest is history! With just a few Craigslist ads, we've surpassed 3 million dollars in sales!

We've been delivering CV1s to happy customers since June 2018, and our customers are helping us sell even more! So many people want our ModVans CV1, but we can't build them fast enough to meet demand. Our growth is limited only by space and production capacity.

Product

(spoken over a product video that shows the features talked about)

Let's take a look at the ModVans CV1:

It's based on the Ford Transit, so it's easy to drive, park, and service

The popup top is integrated into the design of the van

There is safe, comfortable seating for 5 passengers

Second row seats can be installed facing forward or sideways- or can be removed to make room for additional modules or gear

Available 3rd row seating adds room for 2 more passengers

The CV1 is modular with removeable beds, cabinets and seats

There are two spacious, comfy beds, one upstairs and one downstairs

The kitchen area includes a stove, sink, cabinets, and fridge

The stereo features a 10" color touchscreen with GPS

There is a Centralized Control Panel

Appliances include a 2000 watt inverter, a furnace, and a rooftop AC

There is Led lighting throughout the cabin

In the rear is a Toilet with privacy curtain, and we offer an optional outdoor shower with curtain

New modules plus larger and smaller models are in our product roadmap

With a ModVans multipurpose vehicle, you have adventure on demand!

Growth Plans

ModVans needs funding to quickly increase production capacity and meet our goal of increasing sales to $10 million per year within the next 12 months.

Once we scale production of our successful CV1 line, we will develop new modules and new vehicle models.

Our long-term goal is to disrupt the combined market for class B RVs, SUVs, pickup trucks, and minivans.

Invest today by clicking the Invest Now button on our campaign page!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF GEORGIA
Secretary of State
Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF RESTATED ARTICLES

I, **Brian P. Kemp**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

WEBTEZ, INC.
a Domestic Profit Corporation

has amended and filed duly restated articles on 10/30/2018 in the Office of the Secretary of State and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said restated articles.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **11/01/2018**.



Brian P. Kemp
Secretary of State

Amended and Restated Articles of Incorporation for Georgia Profit Corporation

These Amended and Restated Articles of Incorporation supersede the existing Articles and all previous amendments and restatements.

Article 1: Name
The name of the corporation is WebTez, Inc.

Article 2: Address
The principal mailing address of the corporation is:

> 1275 Shiloh Rd, Ste 2130
> Kennesaw, GA 30144

Article 3: Purpose
The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under Georgia saw.

Article 4: Authorized Stock
The total number shares of stock which the corporation shall have authority issue is 2,500,000. The corporation is authorized to issue two classes of shares with par value of $.0001 per share as follows: 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings, and, except as may otherwise be required by applicable law, each share of Class B Non-Voting Common Stock shall have no voting rights. Without limitation and for avoidance of any doubt, shares of Class B Non-Voting Common Stock are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

Article 5: Amendment of Bylaws
The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

Article 6: Vote by Ballot
Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

Article 7: Director Liability

To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if Georgia law is hereafter amended to authorize the further elimination of limitation of the liability of a directory, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by Georgia law as so amended.

Article 8: Creditor and Stockholder Compromises

Whenever a compromise or arrangement is proposed between the corporation and its creditors or any class of them and/or between the corporation and its stockholders or any class of them, any court of equitable jurisdiction with the state of Georgia may, on the application in a summary way of the corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the corporation under the provisions of Georgia law or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Georgia law order a meeting of the creditors or class of creditors and/or of the stockholders or a class of stockholders of the corporation, as the case may be, to be summoned in such a manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors and/or on all the stockholders or class of stockholders of the corporation, as the case may be, and also on the corporation.

Certification

The Second Amended and Restated Articles contain amendments to the Articles of Incorporation requiring shareholder approval. The amendments were adopted by action taken effective September 29, 2018. The amendments were approved by the shareholders as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
Common Stock	1,000	1,000	1,000	0

IN WHITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on the date set forth below:

WebTez, Inc., a Georgia corporation



By: Peter J. Tezza II, President and CEO

Date:
October 13, 2018

WebTez, Inc.

Action by Unanimous Written Consent of the Board of Directors

October 13, 2018

The undersigned, being all of the members of the Board of Directors (the "Board") of WebTez, Inc., a Georgia corporation (the "Corporation"), hereby consent to their appointment as directors, and adopt and approve the following resolutions by unanimous written consent without a meeting.

1. Minute Book

RESOLVED, that the Corporation shall maintain as part of its corporate records a minute book, which shall include, but not be limited to, a record of its certificate of incorporation and amendments thereto, its bylaws and amendments thereto and minutes of all meetings and written consents of the stockholders, the Board and Board committees (the "Minute Book").

2. Amended and Restated Articles of Incorporation

WHEREAS, the original Articles of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Georgia on February 15, 2012.

NOW, THEREFORE, IT IS RESOLVED, that the Secretary of the Corporation is hereby directed to see that a certified copy of the Amended and Restated Articles of Incorporation for Georgia Profit Corporation, as filed with the Secretary of State of the State of Georgia, bearing the file stamp and certification of the Secretary of State, be inserted in the Minute Book.

3. Bylaws of the Corporation

WHEREAS, the original Bylaws of the Corporation was adopted October 1, 2017.

RESOLVED, that the Bylaws presented to the Board in the form attached hereto as Exhibit A (the "Bylaws") are adopted, confirmed and approved as the bylaws of the Corporation.

RESOLVED FURTHER, that the Secretary of the Corporation is authorized to execute a certificate of adoption of such Bylaws and to see that a true copy of the Bylaws, as so certified, is inserted into the Minute Book and that a copy is also kept at the Corporation's principal office for the transaction of business.

4. Location of Principal Executive Office

RESOLVED, that the initial location of the Corporation's principal executive office for the transaction of business shall be 1673 Donlon Street, Suite 202, Ventura, CA 93003.

5. Agent for Service of Process

RESOLVED, that the agent for service of process in the State of California shall be Peter J. Tezza II.

6. Election of Directors and Officers

RESOLVED, that each of the following: Peter J. Tezza II and Laura L. Tezza, is hereby elected a member of the Corporation's Board of Directors (the "Board") to serve, commencing upon effectiveness of this Action by Unanimous Written Consent of the Board of Directors, until his or her successor is duly elected or until his or her earlier resignation, death or removal from office.

RESOLVED, that the following persons are elected to the offices of the Corporation indicated opposite their respective names below, effective immediately to serve at the discretion of the Board:

Chief Executive Officer	Peter J. Tezza II
President	Peter J. Tezza II
Chief Financial Officer	Laura L. Tezza
Secretary	Laura L. Tezza

RESOLVED FURTHER, that for purposes of giving any reports or executing any documents requiring the signature of the "Treasurer", the Chief Financial Officer is also deemed the "Treasurer" of the Corporation.

7. Execution of Contracts

RESOLVED, that, except to the extent limited by the Board with respect to signing authority on the Corporation's bank accounts, each officer of the Corporation is authorized and empowered from time to time to enter into any contract or execute any instrument in the name, and on behalf, of the Corporation as may be necessary or desirable in order to carry out the ordinary, day-to-day business activities of the Corporation.

8. Qualification to Do Business in Other Jurisdictions

RESOLVED, that each of the officers of the Corporation is authorized to qualify the Corporation to transact business in any state, territory or dependency of the United States or in any foreign country in which such officer deems it necessary or expedient for the Corporation to do so from time to time and, in connection therewith, that each such officer is authorized to take or cause to be taken on behalf of the Corporation such actions as such officer may deem necessary or advisable and to execute and file all requisite or appropriate documents, including, but not limited to, applications, certificates, reports, consents and appointments of agents or attorneys for service of process; and the execution by any such officer of any such document or the doing by any such officer of any act in connection with the foregoing shall conclusively establish such officer's authority therefor from the Corporation and of the approval and ratification by the Corporation of the documents so executed and the action so taken.

9. Uncertificated Stock

RESOLVED, that the shares of the Corporation shall be uncertificated, provided that the Corporation may issue certificated shares for some or all of any or all classes or series of its stock if deemed advisable and in the best interests of the Corporation by the officers.

RESOLVED FURTHER, that the officers are authorized and directed to send a written notice to record owners of shares of uncertificated stock with such changes deemed necessary or advisable by the officers.

This consent may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts shall together constitute and the same document. This action by written consent is effective, and the resolutions herein are adopted, as of the date last signed below.

Date: October 13, 2018

Peter J. Tezza II, Director

Attachments: Exhibit A: Bylaws of the Corporation